UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             LINENS 'N THINGS, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    535679104
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

Jon Scheving Thorsteinsson                  John M. Reiss, Esq.               David M. Barbash, Esq.
           Arev                             Gregory Pryor, Esq.              Danika M. Haueisen, Esq.
      Bankastraeti 5                          White & Case LLP                   Nixon Peabody LLP
       105 Reykjavik                    1155 Avenue of the Americas              100 Summer Street
    Republic of Iceland                      New York, NY 10036                  Boston, MA 02110
      +44 7843 462247                          (212) 819-8247                      (617) 345-6024
--------------------------------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 12, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Jakup a Dul Jacobsen

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Denmark
--------------------------------------------------------------------------------
NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          -----------------------------------------------------
PERSON WITH                8     SHARED VOTING POWER
                                 4,483,700(1)
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 4,483,700(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,483,700(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf and through arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Lagerinn ehf

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC, BK (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
--------------------------------------------------------------------------------
NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          -----------------------------------------------------
PERSON WITH                8     SHARED VOTING POWER
                                 4,483,700(1)
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 4,483,700(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,483,700(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          TF Holding P/F

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC, BK (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Faroe Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          -----------------------------------------------------
PERSON WITH                8     SHARED VOTING POWER
                                 1,120,925(1)
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 1,120,925(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,120,925(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
(1) TF Holding P/F and Lagerinn ehf have agreed in principle that Lagerinn ehf will sell and TF Holding P/F will purchase twenty-five percent (25%) of the shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on September 22, 2005. TF Holding P/F hereby disclaims beneficial ownership of the remaining seventy-five percent (75%) of shares of common stock of Linens 'n Things, Inc. owned by Lagerinn ehf as of the close of business on September 22, 2005 and excludes such shares from this table. See Item 3.

SCHEDULE 13D

-------------------
CUSIP No. 535679104
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          Kaupthing Bank hf.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC (see Item 3)
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
--------------------------------------------------------------------------------
NUMBER OF SHARES           7     SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          -----------------------------------------------------
PERSON WITH                8     SHARED VOTING POWER
                                 4,483,700(1)
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 4,483,700(1)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,483,700(1)
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          BK
--------------------------------------------------------------------------------
(1) Kaupthing Bank hf. may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Lagerinn ehf. See Item 3.

Item 1.   Security and Issuer

     This statement on Schedule 13D, as amended by this Amendment No. 1 (this "Statement"), relates to the common stock, $0.01 par value per share (the "Common Stock"), of Linens 'n Things, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 is being filed to add Kaupthing Bank hf. as a reporting person. According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on August 1, 2005, the principal executive offices of the Issuer are located at 6 Brighton Road, Clifton, New Jersey 07015.

Item 2.   Identity and Background

     (a) This statement on Schedule 13D is being filed by: (i) Jakup a Dul Jacobsen ("Jacobsen"), a citizen of Denmark who engages in activities and maintains holdings in a number of jurisdictions; (ii) Lagerinn ehf, a Republic of Iceland corporation ("Lagerinn"); (iii) TF Holding P/F, a Faroe Islands corporation ("TF Holding"); and (iv) Kaupthing Bank hf., a Republic of Iceland Public Limited Company ("Kaupthing"). Jacobsen, Lagerinn, TF Holding and Kaupthing are hereinafter sometimes collectively referred to as the "Reporting Persons".

     (b) The business address of Jacobsen is c/o Lagerinn at Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of Lagerinn is Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of TF Holding is Kongabrugvin, Post Box 329, FO 110 Torshavn.

     The address of the principal office and principal business of Kaupthing is Borgartun 19, IS-105 Reykjavik, Republic of Iceland.

     (c) Jacobsen is an investor who engages in activities and maintains holdings in a number of jurisdictions and is the Chairman of Lagerinn.

     Lagerinn is wholly-owned by Jacobsen. Lagerinn is a holding company through which Jacobsen holds investments.

     TF Holding is a holding company that holds businesses and investments in the Faroe Islands.

     Kaupthing is a commercial bank, registered in the Republic of Iceland.

     The attached Schedule A lists the executive officers and directors of Lagerinn, TF Holding, and Kaupthing and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     (d) During the past five years, neither Jacobsen, Lagerinn, TF Holding, Kaupthing nor, to the best of Jacobsen's, Lagerinn's, TF Holding's, or Kaupthing's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Jacobsen, Lagerinn, TF Holding, Kaupthing nor, to the best of Jacobsen's, Lagerinn's, TF Holding's, or Kaupthing's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Jacobsen is a citizen of Denmark. Lagerinn is a Republic of Iceland corporation. TF Holding is a Faroe Islands corporation. Kaupthing is a Republic of Iceland Public Limited Company.

Item 3.   Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 4,483,700 shares of the Common Stock currently beneficially owned by Jacobsen, Lagerinn and Kaupthing (the "Shares") was $114,696,043 (the "Purchase Price"). The Shares were purchased by Kaupthing in accordance with certain Agreements, by and between Kaupthing and Lagerinn, (the "Equity Swap Agreements"). Lagerinn and Kaupthing may be deemed to be the beneficial owners of the Shares because they entered into the Equity Swap Agreements and Jacobsen may be deemed to beneficially own the Shares because of his direct ownership of all the shares of Lagerinn.

     Kaupthing has purchased and holds the Shares pursuant to the Equity Swap Agreements by using available working capital. Lagerinn has the right at any time to close out the Equity Swap Agreements and purchase the Shares. Kaupthing shall hold the Shares until the earlier of (i) April 5, 2006 and (ii) such earlier date as Lagerinn closes the swap agreement and purchases the Shares (the "Closing Date"). On the Closing Date, Lagerinn is obligated to purchase the Shares from Kaupthing pursuant to the Equity Swap Agreements. Lagerinn has the exclusive right to direct Kaupthing to vote and dispose of the Shares. Pursuant to the Equity Swap Agreements, Lagerinn bears the economic risk and benefit of the Shares. Any dividends paid on the Shares shall be paid to Lagerinn on the Closing Date. If Lagerinn does not purchase the Shares by April 5, 2006, Kaupthing has the right to dispose of the Shares as it sees fit and shall pay to Lagerinn, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the increase in value of such Shares from the date of such Equity Swap Agreement (subject to certain offsets for fees and brokerage commissions). In the event that Lagerinn does not purchase the Shares by April 5, 2006 and the Shares decrease in value, Lagerinn shall pay to Kaupthing, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the amount of the decrease in value of such Shares from the date of such Equity Swap Agreement (together with certain fees and brokerage commissions). Lagerinn is also obligated to pay to Kaupthing (i) interest on the Purchase Price at 5.0863%; and
(ii) certain fees. Jacobsen and Lagerinn have pledged certain assets other than the Shares to Kaupthing to secure Lagerinn's obligations under the Equity Swap Agreements. The foregoing summary of the Equity Swap Agreements is qualified in its entirety by reference to the Equity Swap Agreements, copies of English translations of which are filed as Exhibit B, Exhibit C and Exhibit D to this Statement. Lagerinn expects that it will purchase the Shares from Kaupthing by using available working capital.

     Lagerinn has agreed in principle with TF Holding that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn as of the close of business on September 22, 2005. The sale price has not been finally determined but will be Lagerinn's average purchase price for the Shares plus a pro rata share of Lagerinn's costs incurred for its purchases of the Shares through September 22, 2005 (including advisor fees) (the "Sale Price"). The Sale Price will be funded from TF Holding's working capital. TF Holding may determine to use borrowings from one or more financial institutions (which have not yet been identified) but has not yet determined to do so. TF Holding is not obligated to purchase more than two hundred fifty (250) million Danish Krones ("DKK") worth of Shares from Lagerinn. If the aggregate Sale Price would be greater than DKK two hundred fifty (250) million, then the number of shares that TF Holding is obligated to purchase shall be reduced by the number of shares required to make the aggregate Sale Price equal to DKK two hundred fifty (250) million. As part of the agreement in principle, Lagerinn will also have the right to repurchase the Shares sold to TF Holding at a per share price equal to the prevailing market price of such Shares on the New York Stock Exchange at the time Lagerinn exercises such right. The repurchase right will exist only if the share price increases more than three hundred percent (300%) by October 1, 2009 as compared to the closing price on the New York Stock Exchange on September 22, 2005. Additionally, if TF Holding decides to dispose of the Shares purchased from Lagerinn, Lagerinn will have the right of first refusal to purchase such Shares at the prevailing market price of such Shares on the New York Stock Exchange. The agreement in principle has not yet been reduced to writing.

Item 4.   Purpose of Transaction

     The purpose of the acquisition of the Common Stock by the Reporting Persons is for investment related purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Additionally, if the Issuer determines to explore strategic alternatives, the Reporting Persons may or may not participate in any process established by the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of September 27, 2005.

                                         Number of Shares             Number of Shares             Aggregate
                                     Beneficially Owned with       Beneficially Owned with         Number of         Percentage of
                                         Sole Voting and              Shared Voting and             Shares               Class
                                        Dispositive Power             Dispositive Power          Beneficially         Beneficially
                Name                                                                                 Owned              Owned(1)
----------------------------------------------------------------------------------------------------------------------------------
Reporting Persons                    0                            4,483,700                     4,483,700           9.9

Lagerinn ehf (2)                     0                            4,483,700                     4,483,700           9.9

Jakup a Dul Jacobsen (2)             0                            4,483,700                     4,483,700           9.9

TF Holding P/F (3)                   0                            1,120,925                     1,120,925           2.5

Kaupthing Bank hf. (2)               0                            4,483,700                     4,483,700           9.9

     (1) The percentages of Common Stock indicated in this table are based on the 45,290,079 shares of Common Stock outstanding as of August 1, 2005, as disclosed in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

     (2) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Linens 'n Things, Inc. through arrangements with Kaupthing. Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of the Issuer reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf and through arrangements with Kaupthing. See
          Item 3.

     (3) TF Holding and Lagerinn have agreed in principle that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Common Stock owned by Lagerinn as of the close of business on September 22, 2005. TF Holding hereby disclaims beneficial ownership of the remaining seventy-five percent (75%) of the Common Stock owned by Lagerinn as of the close of business on September 22, 2005 and excludes such shares from this table.

     Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule B hereto were effected in open market purchases on the New York Stock Exchange by Kaupthing Securities, Inc., a Delaware corporation and subsidiary of Kaupthing.

     (d) Dividends on the Shares will be paid to Kaupthing as the record owner of the Shares at all times prior to the Closing Date. Any such dividends, however, are to be paid to Lagerinn on the Closing Date.

     Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.      Description                                                                Location
-----------      -----------                                                                --------
     A           Agreement among Jacobsen, Lagerinn and TF Holding, dated September 22,     Previously filed*
                 2005 to file this Statement jointly on behalf of each of them.
     B           Agreement Concerning Swap Agreement On Equity, dated July 2005, by         Previously filed*
                 and between Kaupthing and Lagerinn.
     C           Equity Swap Agreement, dated May 9, 2005, by and between Kaupthing         Previously filed*
                 and Lagerinn.
     D           Equity Swap Agreement, dated April 5, 2005, by and between Kaupthing       Previously filed*
                 and Lagerinn.
     E           Agreement among Jacobsen, Lagerinn, TF Holding and Kaupthing, dated        Filed herewith
                 September 27, 2005 to file this Statement jointly on behalf of each of them.


     * Previously filed with the Securities and Exchange Commission on September 22, 2005 as an exhibit to the Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

                                      JAKUP A DUL JACOBSEN

                                      /s/ Jakup a Dul Jacobsen
                                      ------------------------------------------

                                      LAGERINN EHF

                                      /s/ Sigurdur Berntsson
                                      ------------------------------------------
                                      Name:   Sigurdur Berntsson
                                      Title:  Chief Financial Officer

                                      TF HOLDING P/F

                                      /s/ Mortan Poulsen
                                      ------------------------------------------
                                      Name:   Mortan Poulsen
                                      Title:  Director

                                      KAUPTHING BANK HF.

                                      /s/ Hannes Frimann Hrolfsson
                                      ------------------------------------------
                                      Name:   Hannes Frimann Hrolfsson
                                      Title:  Head of FX and Derivatives Sales
                                              Treasury of Kaupthing Bank Iceland

                                      /s/ Gudmundur Thordur Gudmundsson
                                      ------------------------------------------
                                      Name:   Gudmundur Thordur Gudmundsson
                                      Title:  Managing Director Treasury
                                              of Kaupthing Bank Iceland

SCHEDULE A
----------

Executive Officers and Directors of Lagerinn ehf, TF Holding P/F, and Kaupthing Bank hf.

Name                             Citizenship                  Present Principal                      Business Address
                                                              Occupation or
                                                              Employment
------------------------------------------------------------------------------------------------------------------------
Lagerinn ehf Executive Officers
-------------------------------

Sigurdur Berntsson               Republic of Iceland          Chief Financial Officer of             Sundaborg 7
                                                              Lagerinn ehf                           104 Reykjavik
                                                                                                     Republic of Iceland

Jakup a Dul Jacobsen             Denmark                      Chairman of Lagerinn ehf               Sundaborg 7
                                                                                                     104 Reykjavik
                                                                                                     Republic of Iceland

TF Holding P/F Executive Officers
---------------------------------

Gunnar i Lida                    Faroe Islands                Managing Director of TF Holding P/F    Kongabrugvin
                                                                                                     Post Box 329
                                                                                                     FO 110 Torshavn

Mortan Poulsen                   Faroe Islands                Director of TF Holding P/F             Kongabrugvin
                                                                                                     Post Box 329
                                                                                                     FO 110 Torshavn

Kaupthing Bank hf. Executive Officers
-------------------------------------

Hreidar Mar Sigurdsson           Republic of Iceland          Group Chief Executive Officer of       Borgartun 19
                                                              Kaupthing Bank hf                      IS-105 Reykjavik
                                                                                                     Republic of Iceland

Hannes Frimann Hrolfsson         Republic of Iceland          Head of FX and Derivatives Sales       Borgartun 19
                                                              Treasury of Kaupthing Bank Iceland     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Gudmundur Thordur                Republic of Iceland          Managing Director Treasury of          Borgartun 19
Gudmundsson                                                   Kaupthing Bank Iceland                 IS-105 Reykjavik
                                                                                                     Republic of Iceland

Sigurdur Einarsson               Republic of Iceland          Executive Chairman                     Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Name                             Citizenship                  Present Principal                      Business Address
                                                              Occupation or
                                                              Employment
------------------------------------------------------------------------------------------------------------------------
TF Holding P/F Outside Directors
--------------------------------

Trygvi F. Guttesen               Faroe Islands                Chairman of the Board of Directors     Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Birgir Mohr                      Faroe Islands                Vice-Chairman of the Board of          Kongabrugvin
                                                              Directors of TF Holding P/F            Post Box 329
                                                                                                     FO 110 Torshavn

Durita Bjellvag                  Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Leif Ellingsgaard                Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Jogvan Lutzen                    Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Jan Muller                       Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Ronald Poulsen                   Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Emil Simonsen                    Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Jakup Solstein                   Faroe Islands                Member of the Board of Directors       Kongabrugvin
                                                              of TF Holding P/F                      Post Box 329
                                                                                                     FO 110 Torshavn

Kaupthing Bank hf. Outside Directors
------------------------------------

Hjorleifur Thor Jakobsson        Republic of Iceland          CEO of Oliufelagid ehf                 Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Finnur Ingolfsson                Republic of Iceland          CEO of Vatryggingafelag Islands hf.    Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Name                             Citizenship                  Present Principal                      Business Address
                                                              Occupation or
                                                              Employment
------------------------------------------------------------------------------------------------------------------------
Gunnar Pall Palsson              Republic of Iceland          President of Verzlunarmannafelag       Borgartun 19
                                                              Reykjavikur                            IS-105 Reykjavik
                                                                                                     Republic of Iceland

Brynja Halldorsdottir            Republic of Iceland          Chief Financial Officer                Borgartun 19
                                                              of BYKO                                IS-105 Reykjavik
                                                                                                     Republic of Iceland

Tommy Persson                    Kingdom of Sweden            CEO of Lansforsakringar AB             Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Asgeir Thoroddsen                Republic of Iceland          Attorney to the Supreme Court of       Borgartun 19
                                                              Iceland                                IS-105 Reykjavik
                                                                                                     Republic of Iceland

Niels de Coninck-Smith           Kingdom of Denmark           CEO of Ferrosan A/S                    Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

Bjarnfredur H. Olafsson          Republic of Iceland          District Attorney                      Borgartun 19
                                                                                                     IS-105 Reykjavik
                                                                                                     Republic of Iceland

SCHEDULE B
----------

Transactions in the Shares by the Reporting Persons During the Past Sixty (60) Days

                                  Date of                                           Average Price Per
          Name                  Transaction             Amount of Shares                  Share
-----------------------------------------------------------------------------------------------------
Kaupthing(1)                    9/22/2005               151,600                     $26.21

Kaupthing(1)                    09/21/2005              118,300                     $26.14

Kaupthing(1)                    09/20/2005              120,000                     $27.33

Kaupthing(1)                    09/19/2005              218,500                     $27.44

Kaupthing(1)                    09/14/2005              692,500                     $27.88

Kaupthing(1)                    09/13/2005              650,000                     $26.02

Kaupthing(1)                    09/12/2005              287,400                     $25.11

Kaupthing(1)                    08/24/2005              100,000                     $23.62

(1)  Kaupthing purchased and holds the Shares pursuant to the Equity Swap Agreements.

EXHIBIT E
---------

                             JOINT FILING AGREEMENT

     This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Linens 'n Things, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   September 27, 2005

                                      JAKUP A DUL JACOBSEN

                                      /s/ Jakup a Dul Jacobsen
                                      ------------------------------------------

                                      LAGERINN EHF

                                      /s/ Sigurdur Berntsson
                                      ------------------------------------------
                                      Name:   Sigurdur Berntsson
                                      Title:  Chief Financial Officer

                                      TF HOLDING P/F

                                      /s/ Mortan Poulsen
                                      ------------------------------------------
                                      Name:   Mortan Poulsen
                                      Title:  Director

                                      KAUPTHING BANK HF.

                                      /s/ Hannes Frimann Hrolfsson
                                      ------------------------------------------
                                      Name:   Hannes Frimann Hrolfsson
                                      Title:  Head of FX and Derivatives Sales
                                              Treasury of Kaupthing Bank Iceland

                                      /s/ Gudmundur Thordur Gudmundsson
                                      ------------------------------------------
                                      Name:   Gudmundur Thordur Gudmundsson
                                      Title:  Managing Director Treasury
                                              of Kaupthing Bank Iceland